UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Report”) amends the Report on Form 6-K filed by Alvotech (the “Company”) on July 1, 2024 (the “Original 6-K”) solely to incorporate by reference the information contained on this Report into registration statements of the Company, as indicated in the section “Incorporation by Reference” below.

Except as described above, this Report speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Preliminary Unaudited Financial Results for the Second Quarter of 2024

Preliminary Unaudited Financial Results

On July 1, 2024, the Company issued a press release announcing preliminary unaudited financial results for the quarter ended June 30, 2024. The Company preliminarily estimates that:

•	Preliminary total revenues for the second quarter of 2024 between $196 - $201 million. Preliminary total revenues for the first six months of 2024 are $233 - $238 million, an approximately 10-fold increase compared to total revenues for the same period in 2023.

•	Preliminary product revenues from global sales of Alvotech’s biosimilars to Humira® (adalimumab) and Stelara® (ustekinumab), for the second quarter of 2024 are $51 – $54 million. Preliminary growth in the first half of 2024 of approximately 180% year-over-year compared to the same period in 2023, with product revenues of $63 - $66 million for the first six months of 2024.

•	Preliminary milestone revenues in the second quarter of 2024 are $145 - $147 million or $169 - $171 million for the first six months of 2024, primarily due to the achievement of top-line clinical results for certain clinical programs and multiple global product launches in the second quarter of 2024.

•	Preliminary adjusted EBITDA is $98 - $103 million for the second quarter of 2024 or $60 - $65 million for the first six months of the year. This compares to an adjusted EBITDA loss of ($178) million for the first half of 2023.

This information reflects the Company’s preliminary estimates, based on currently available information. The Company has provided estimated ranges, rather than point estimates, primarily because financial closing procedures for the quarter are not yet completed and final results may therefore vary from these estimates. These preliminary estimates have not been audited by the Company’s independent registered public accounting firm.

A copy of the Company’s press release is furnished herewith as Exhibit 99.1 to this Report.

Non-IFRS Financial Measures

Adjusted EBITDA is a non-IFRS measure which is defined in the Company’s latest Annual Report on Form 20-F filed with the SEC. The Company has presented its expectations regarding adjusted EBITDA without presenting the most directly comparable IFRS measure or a corresponding quantitative reconciliation, as such information is not available to the Company without unreasonable efforts at the time of the release of this preliminary financial information. The Company is not able to estimate net (loss) income on a forward-looking basis without unreasonable efforts due to the variability and complexity with respect to the charges excluded from adjusted EBITDA.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Report are forward-looking statements. These statements include, but are, but not limited to, statements regarding the Company’s preliminary unaudited financial and operating results for the second quarter of 2024. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

The unaudited, estimated results for the quarter ended June 30, 2024 in this Report on Form 6-K are preliminary financial information, remain subject to completion, and were prepared by the Company’s management based upon estimates, a number of assumptions and currently available information, and are subject to revision based upon, among other things, quarter-end closing procedures and/or adjustments, the completion of the Company’s financial statements and other operational procedures. In addition, the Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect to this preliminary financial information.

INCORPORATION BY REFERENCE

This Report, excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-266136, 333-273262 and 333-275111) and the Company’s registration statement on Form S-8 (File No. 333-266881), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	July 1, 2024	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel